777 Main Street, Suite 1000 Fort Worth, Texas 76102 P | 817.348.1600 F | 817.348.1815 www.hallmarkgrp.com

December 12, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Hallmark Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-11252

Dear Mr. Rosenberg:

On behalf of Hallmark Financial Services, Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in your letter dated November 29, 2012. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Accounting Policies

Business Combinations, page F-11

1.	Please provide us proposed disclosure to be included in future periodic reports that revises your accounting policy for business combinations. In your revised disclosure please specifically indicate that you apply the acquisition method instead of the purchase method and discuss how you valued the consideration conveyed as well as the assets acquired and liabilities assumed. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. Your revised disclosure should specify how you record contingent consideration and disclose the methods and assumptions used to value contingent consideration.

RESPONSE

Commencing with its Form 10-K for the year ending December 31, 2012, the Company proposes to revise its “Business Combinations” footnote to read substantially as follows:

“We account for business combinations using the acquisition method of accounting pursuant to Accounting Standards Codification 805, “Business Combinations.” The base cash purchase price plus the estimated fair value of any non-cash or contingent consideration given for an acquired business is allocated to the assets acquired (including identified intangible assets) and liabilities assumed based on the estimated fair values of such assets and liabilities. The excess of the fair value of the total consideration given for an acquired business over the aggregate net fair values assigned to the assets acquired and liabilities assumed is recorded as goodwill. Contingent consideration is recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in the Consolidated Statement of Operations. The valuation of contingent consideration requires assumptions regarding anticipated cash flows, probabilities of cash flows, discount rates and other factors. Significant judgment is employed in determining the propriety of these assumptions as of the acquisition date and for each subsequent period. Accordingly, future business and economic conditions, as well as changes in any of the assumptions described above, can materially impact the amount of contingent consideration expense the Company records in any given period. Indirect and general expenses related to business combinations are expensed as incurred.”

2. Investments, page F-17

2.	You disclose that investments in obligations of states and political subdivisions at December 31, 2011 are approximately 47% of total fixed maturity securities. Please provide us a schedule that presents:

●	The amortized cost and fair value separately showing the amount related to general obligation and special revenue bonds; and,
●	For any state, municipality or political subdivision that comprises 10 percent or more of your obligations of states and political subdivisions, show the amortized cost and fair value, credit rating with and without a financial guarantee by third parties and, for special revenue bonds, the nature of the revenue source.

RESPONSE

•	The amortized cost and fair value of the Company’s municipal bonds as of December 31, 2011 segregated by general obligation and special revenue bonds were as follows (in thousands):

	Amortized	Fair
	Cost	Value
General obligation municipal bonds	$8,081	$8,159
Special revenue municipal bonds	169,351	170,182
Total municipal bonds at December 31, 2011	$177,432	$178,341

Approximately 4.6% of the municipal bond portfolio represented general obligation bonds and approximately 95.4% of the municipal bond portfolio represented special revenue bonds at December 31, 2011.

•	No state, municipality or other political subdivision individually comprised 10% or more of the Company’s total municipal bond portfolio at December 31, 2011.

12. Regulatory Capital Restrictions, page F-33

3.	Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

●	With respect to Hallmark Financial Services, Inc.’s dividend restrictions, please comply with Rule 4-08(e)(1) of Regulation S-X by disclosing the nature of restrictions and the amount of the retained earnings or net income restricted or free of restriction for payment of dividends by Hallmark Financial Services, Inc. to its stockholders.
●	Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X; and,
●	Disclose the amount of statutory capital and surplus as of the date of each balance sheet presented and the amount of statutory net income or loss for each period for which an income statement is presented as required by Rule 7.03(a)(23)(c) of Regulation S-X.

RESPONSE

•	Commencing with its Form 10-K for the year ending December 31, 2012, the Company proposes to add substantially the following paragraph to Note 12:

“Hallmark, as a holding company, is dependent on dividend payments and management fees from its subsidiaries to fund its operating expenses, debt obligations and capital needs, including the ability to pay dividends to its stockholders. Hallmark has never paid dividends on its common stock and intends to continue this policy for the foreseeable future in order to retain earnings for development of its business. There are no regulatory or contractual restrictions on the ability of Hallmark to pay dividends other than customary default provisions and the impact of any dividend payment on financial ratio covenants in certain credit agreements. However, there are regulatory restrictions on the ability of Hallmark’s insurance carrier subsidiaries to transfer funds to the holding company. The amount of retained earnings that is unrestricted for the payment of dividends by Hallmark to its shareholders was $XX million as of December 31, 2012.”

•	Commencing with its Form 10-K for the year ending December 31, 2012, the Company proposes to add substantially the following sentence to the end of the first paragraph of Note 12:

“The total restricted net assets of our insurance company subsidiaries as of December 31, 2012, was approximately $XXX million.”

•	The third paragraph of Note 12 to the financial statement presently discloses the total statutory capital and surplus of insurance company subsidiaries as of the most recent year end and the total statutory net income of insurance company subsidiaries for the year then ended. Commencing with its Form 10-K for the year ending December 31, 2012, the Company proposes to expand this disclosure to include the total statutory capital and surplus of insurance company subsidiaries as of the date of each balance sheet presented and the total statutory net income or loss of insurance company subsidiaries for each period for which an income statement is presented.

In connection with our response to the Staff's comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 817-348-1600.

Very truly yours,

/s/ Jeffrey R. Passmore
Jeffrey R. Passmore
Senior Vice President and Chief Accounting Officer

cc:	Mark J. Morrison, Chief Executive Officer
Cecil R. Wise, General Counsel
Steven D. Davidson, Esq.